THIS DOCUMENT IS A COPY OF THE FORM CB FILED ON FEBRUARY 8, 2005 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Konami Computer Entertainment Japan

(Names of Subject Companies)

Konami Computer Entertainment Japan, Inc.

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Konami Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Noriaki Yamaguchi

4-1 Marunouchi 2-chome

Chiyoda-ku

Tokyo 100-6330

Japan

(81-3) 5220-0573

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

John D. Young, Jr.

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku

Tokyo

(81-3) 3213-6140

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as exhibit to this Form:

Exhibit number	Description
1	English translation of the Notice, dated February 7, 2005 of the Extraordinary General Meeting of Shareholders of Konami Computer Entertainment Japan, Inc. concerning approval of the merger agreement between Konami Corporation, and Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translation of the Notice of the Extraordinary Meeting of Shareholders distributed to the U.S. shareholders of Konami Computer Entertainment Japan, Inc.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Konami Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Konami Corporation

By	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Representative Director and Chief Financial Officer

Date: February 7, 2005

EXHIBIT 1

To Shareholders in the United States

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subjected to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its offices and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

February 7, 2005

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders, which will be held as described hereunder.

If you are unable to attend the meeting, please review the reference materials contained herein and exercise your voting rights either by returning to us by mail the enclosed voting form or via the Internet. Please exercise your voting right by Monday, February 21, 2005.

Sincerely yours,

Motoyuki Yoshioka
President and Representative Director
KONAMI COMPUTER ENTERTAINMENT JAPAN, INC.
10-1, Roppongi 6-chome Minato-ku, Tokyo
106-6112

MEETING AGENDA

1. Date and Time:	10:00 a.m., Tuesday, February 22, 2005

2. Venue:	Sapporo, Shinagawa Prince Hotel New Annex 36F, 10-30, Takanawa 4-chome, Minato-ku, Tokyo (Please be aware that the venue is different from that of the ordinary general meeting of shareholders)

3. Agenda:	Proposal Agenda	To approve the merger agreement among Konami Corporation, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc.

For details about the proposal, please refer to “Reference Materials Concerning the Exercise of Voting Rights” on pages from 3 to 47.

*	If attending the meeting, please hand in the voting form enclosed with these materials to the receptionist at the Meeting.

Reference Materials Relating to the Exercise of Voting Rights

1.	Number of voting rights held by all shareholders: 135,818

2.	Agenda and background

Agenda

To approve the merger agreement among Konami Corporation, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc.

1. Reasons for the merger

At present, in the Computer & Video Games Business Segment of the Konami Group, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and us, Konami Computer Entertainment Japan, Inc., all of which are subsidiaries of Konami Corporation (hereinafter collectively referred to as the “Three Production Companies”) are responsible for the production of game software while Konami Corporation, as a publisher, commercializes the game software and sells the games via sales subsidiaries in the group. After the merger, Konami Corporation will take over the roles of the Three Production Companies. As a result, Konami Corporation will undertake all functions as a game software publisher, ranging from product planning and production to the acquisition of merchandising rights and sales promotion, which will enable us to be faster and more flexible in decision making.

In addition, this merger will lead to the integration of creators and the sharing of know-how in software production, which currently separately belong to the Three Production Companies. This will allow Konami group to concentrate more our management resources on the online games business and other businesses with future growth prospects. At the same time, it will further increase the synergy between the Amusement Business Segment and the Toy & Hobby Business Segment.

2. Contents of the Merger Agreement

Merger Agreement (Copy)

Konami Corporation (hereinafter referred to as “Konami”), Konami Computer Entertainment Studios, Inc. (hereinafter referred to as “Konami STUDIO”), Konami Computer Entertainment Tokyo, Inc. (hereinafter referred to as “Konami TYO”) and Konami Computer Entertainment Japan, Inc. (hereinafter referred to as “Konami JPN”) entered into a merger agreement (hereinafter referred to as the “Merger Agreement”).

Article 1 (Method of the Merger)

Konami, Konami STUDIO, Konami TYO and Konami JPN shall engage in a merger where Konami is the surviving entity and Konami STUDIO, Konami TYO and Konami JPN are to be dissolved (the “Merger”).

As of the same date, Konami is scheduled to merge with Konami Online, Inc. where Konami is the surviving entity and Konami Online, Inc. is to be dissolved. Konami STUDIO, Konami TYO and Konami JPN are aware of the Merger.

Article 2 (Merger Date)

The date of merger shall be April 1, 2005 (the “Merger Date”); provided, however, that such date may be changed upon consultation among Konami, Konami STUDIO, Konami TYO and Konami JPN where necessary in light of the status of the merger procedures or for any other reason.

Article 3 (Shares to be Issued upon Merger and Allotment thereof)

Konami shall allot, upon the Merger, to the shareholders (which term, whenever used herein, includes the beneficial owners) listed or registered on the final register of shareholders (which term, whenever used herein, includes the register of beneficial shareholders) of each of Konami STUDIO, Konami TYO and Konami JPN, as of the date immediately preceding the Merger Date, 0.42 share, 1.00 share and 0.81 share of Konami’s common stock, respectively, per share of common stock of Konami STUDIO, Konami TYO and Konami JPN, respectively; provided, however, that no allotment shall be made in respect of 9,747,000 shares of common stock of Konami STUDIO, 9,207,550 shares of common stock of Konami TYO and 9,000,000 shares of common stock of Konami JPN held by Konami.

Article 4 (Increases in Paid-in Capital and Capital Reserve)

1.	The amounts of paid-in capital, earned surplus reserve, legal reserve and other retained earnings of Konami to be increased upon the Merger shall be as follows; provided, however, such amounts may be changed upon consultation among Konami, Konami STUDIO, Konami TYO and Konami JPN, depending on the financial positions of Konami STUDIO, Konami TYO and Konami JPN as of the Merger Date.

(1) Paid-in Capital

None

(2) Earned Surplus Reserve

The amount calculated by subtracting the amounts obtained pursuant to Items 3 and 4 of Paragraph 1 of Article 288-2 of the Commercial Code of Japan from the excess amount obtained pursuant to Item 5 of the same article (hereinafter referred to as the “Gain on Merger”).

(3) Legal Reserve

The total amount of respective legal reserve of Konami STUDIO, Konami TYO and Konami JPN as of the Merger Date.

(4) Voluntary Reserve and Other Retained Earnings

The total amount of respective voluntary reserves and other retained earnings of Konami STUDIO, Konami TYO and Konami JPN as of the Merger Date; provided, however, the amounts to be allocated to various capital accounts shall be determined upon consultation among Konami, Konami STUDIO, Konami TYO and Konami JPN.

2.	If the Gain on the Merger does not reach the sum of the amounts described in Items (3) and (4) in the preceding paragraph, the amount of increase will be deducted, first from Item (3) and then from Item (4) down to the amount of the Gain on the Merger.

Article 5 (Extraordinary general meeting of shareholders for approval)

Konami, Konami STUDIO, Konami TYO and Konami JPN shall each convene their respective extraordinary general meetings of shareholders for approval of the merger (hereinafter referred to as the “Shareholders’ Meetings”) on February 22, 2005 to ask for the approval of the Merger Agreement and for resolution on matters necessary thereto; provided, however, that such date may be changed upon consultation among Konami, Konami STUDIO, Konami TYO and Konami JPN where necessary in light of the proceeding of the merger procedures or for any other reason.

Article 6 (Succession of Properties)

As of the Merger Date, Konami STUDIO, Konami TYO and Konami JPN shall transfer to Konami and Konami shall succeed from each of them any and all assets, liabilities, rights and obligations based on the balance sheets and other accountings as of September 30, 2004, after making adjustments for the period up to the Merger Date.

Article 7 (Dividend Calculation Commencement Date)

The calculation of the profit dividend on shares to be issued pursuant to Article 3 shall commence on the Merger Date.

Article 8 (Supplemental Cash Consideration)

Konami shall pay, not later than three months from the Merger Date, cash payments to be delivered in connection with the Merger in lieu of dividends for the period from April 1, 2004 to March 31, 2005 to the shareholders or registered pledgees listed on the final register of shareholders of each of Konami STUDIO, Konami TYO and Konami JPN as of the date immediately preceding the Merger Date, ¥8 per share, ¥39.5 per share and ¥31 per share, for each share of common stock of Konami STUDIO, Konami TYO and Konami JPN, respectively; provided, however, that such amounts may be changed upon consultation among Konami, Konami STUDIO, Konami TYO and Konami JPN, depending on the financial conditions of Konami STUDIO, Konami TYO and Konami JPN or other changes in the economic environment as of the date immediately preceding the Merger Date.

Article 9 (Submission of Share Certificates, etc.)

In relation to the Merger, the certificates of shares of Konami STUDIO, Konami TYO and Konami JPN shall all be submitted to Konami STUDIO, Konami TYO and Konami JPN, respectively.

Article 10 (Management of Properties, etc.)

During the period from the date of the execution of the Merger Agreement up to the Merger Date, Konami, Konami STUDIO, Konami TYO and Konami JPN shall execute their business operations and manage and operate their properties with the due diligence of a good manager and no action that may have any material effect on their respective properties or rights and obligations shall be taken, without prior consultation and agreement among Konami, Konami STUDIO, Konami TYO and Konami JPN.

Article 11 (Treatment of Employees)

With effect from the date of the merger, all employees of Konami STUDIO, Konami TYO and Konami JPN as of that date shall become employees of Konami. The length of service for Konami STUDIO, Konami TYO and Konami JPN shall be regarded as the length of service for Konami. Other working conditions shall be determined through consultation among Konami, Konami STUDIO, Konami TYO and Konami JPN.

Article 12 (Terms of office of Konami’s corporate auditors who took office prior to the Merger)

Terms of office of corporate auditors of Konami who took office prior to the Merger shall not be affected by the Merger, and they shall remain in office for the respective terms stipulated at their inauguration.

Article 13 (Cost of dissolution)

Konami shall bear the costs to be incurred in relation with the dissolution of Konami STUDIO, Konami TYO and Konami JPN on and after the Merger Date.

Article 14 (Amendments to the Terms of the Merger and Termination of the Merger Agreement)

In case there shall be any material change in the financial condition or operational condition of any of Konami, Konami STUDIO, Konami TYO and Konami JPN or any events that materially impair the ability of the parties to consummate the Merger due to natural disaster or any other reasons during the period from the date of execution of the Merger Agreement up to the Merger Date, Konami, Konami STUDIO, Konami TYO and Konami JPN may amend the terms of the Merger or terminate the Merger Agreement pursuant to consultation among them.

Article 15 (Effect of the Merger Agreement)

The Merger Agreement shall become null and void in case the approvals of the Shareholders’ Meetings or the approvals of the pertinent government authorities necessary to fulfill the Merger Agreement as required by laws and regulations are not obtained.

Article 16 (Consultation)

Any matter necessary for the Merger other than as specified in the Merger Agreement shall be determined upon consultation among Konami, Konami STUDIO, Konami TYO and Konami JPN in accordance with the purpose of the Merger Agreement.

IN WITNESS WHEREOF, Konami, Konami STUDIO, Konami TYO and Konami JPN have affixed their respective signatures and seals to execute this Agreement in quadruplicate, keeping one copy each.

December 16, 2004

Konami Corporation:
Kagemasa Kozuki (sealed)
President and Representative Director
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

Konami Computer Entertainment Studios, Inc.:
Kuniaki Kinoshita (sealed)
President and Representative Director
Konami Computer Entertainment Studios, Inc.
10-1, Roppongi 6-chome, Minato-ku, Tokyo

Konami Computer Entertainment Tokyo, Inc.:
Michihiro Ishizuka (sealed)
President and Representative Director
Konami Computer Entertainment Tokyo, Inc.
8-10, Harumi 1-chome, Chuo-ku, Tokyo

Konami Computer Entertainment Japan, Inc:
Motoyuki Yoshioka (sealed)
President and Representative Director
Konami Computer Entertainment Japan, Inc.
10-1, Roppongi 6-chome, Minato-ku, Tokyo

(Supplemental information)

With respect to the supplemental cash consideration specified in Article 8, the amounts of ¥8 per share, ¥39.5 per share and ¥31 per share for each of Konami STUDIO, Konami TYO and Konami JPN’s common stock, respectively, are derived based on the 50% of forecasted net income for the current fiscal year minus the amount of interim dividend, as each company has a policy for a dividend payout ratio of 50%. In case there are discrepancies in the actual net income of the company, which is expected to become fixed at the end of April 2005, and the forecasted number, the amount of the supplemental cash consideration will fluctuate in line with the above dividend policy and the basis for the calculation will be 50% of the net income of each company minus the interim dividend.

3.	Explanation of the merger ratio stipulated in Item 2, Paragraph 1, Article 408-2 of the Commercial Code of Japan

Statement of Reasons for Determination of the Merger Ratio (Copy)

Konami Corporation (hereinafter referred to as “Konami”) has entered into a Merger Agreement scheduled to take effect on April 1, 2005 with Konami Computer Entertainment Studios, Inc. (hereinafter referred to as “Konami STUDIO”), Konami Computer Entertainment Tokyo, Inc. (hereinafter referred to as “Konami TYO”) and Konami Computer Entertainment Japan, Inc. (hereinafter referred to as “Konami JPN”), all of which are subsidiaries of Konami (hereinafter collectively referred to as the “Three Production Companies”). In connection with this merger, Konami has determined the merger ratio as follows.

1.	Prior to the negotiations with the Three Production Companies to determine the merger ratios, in order to ensure fairness and appropriateness, Konami asked Daiwa Securities SMBC Co., Ltd. (hereinafter referred to as “Daiwa SMBC”) as a third-party organization, to calculate the merger ratios that would serve as a basic reference for negotiations and discussions between Konami and the Three Production Companies.

2.	In response to this request, Daiwa SMBC performed an analysis and evaluated share values of each of Konami and the Three Production Companies using the market share price method, discounted cash flow method (DCF) and multiple method, and calculated the potential merger ratio taking into account the overall results of the evaluation of each method and submitted the results to Konami.

3.	Meanwhile, the Three Production Companies asked Ernst & Young Corporate Advisory (hereinafter referred to as “E&Y”), as a third party organization, to calculate the merger ratios.

[Results of calculations by the two third-party organizations]

	Konami	Konami STUDIO	Konami TYO	Konami JPN
Daiwa SMBC	1	0.39-0.42	0.88-1.03	0.74-0.81
E&Y	1	0.420-0.430	0.935-1.027	0.796-0.841

4.	Based on the above results of calculations and negotiations among Konami and the Three Production Companies, it has been determined that 0.42 share, 1 share and 0.81 share of common stock of Konami is to be allotted for each share of the common stock of Konami STUDIO, Konami TYO and Konami JPN, respectively. Konami has received an opinion from Daiwa SMBC, dated January 19, 2005, to the effect that the merger ratio specified in the Merger Agreement is fair from the financial standpoint of Konami’s shareholders.

End

4.	Balance sheets and statements of income of the companies involved in the merger pursuant to Items 3 to 6, Paragraph 1, Article 408-2 of the Commercial Code of Japan

Konami Corporation

Interim Balance Sheet

As of September 30, 2004	(Millions of yen)
ASSETS:
Current assets	¥74,566
Cash and cash equivalents	32,470
Trade accounts receivable	15,195
Inventories	6,592
Other	20,474
Allowance for bad debts	(167)

Fixed assets	105,013
Tangible fixed assets	2,392
Intangible fixed assets	6,830
Investments and other assets	95,791
Investment securities	89,231
Other	6,685
Allowance for bad debts	(125)

Total assets	¥179,580

LIABILITIES:
Current liabilities	¥36,814
Trade notes payable	5,887
Trade accounts payable	8,721
Current portion of long-term debt	912
Current portion of straight bonds	15,000
Income taxes payable	134
Other	6,157
Long-term liabilities	37,253
Straight bonds	30,000
Long-term debt	4,428
Allowance for directors’ and corporate auditors’ retirement benefits	1,354
Allowance for loss incurred by subsidiaries	1,430
Long-term deposits received	41

Total liabilities	74,067

SHAREHOLDERS’ EQUITY:
Common stock	47,398
Capital surplus	47,106
Additional paid-in capital	23,608
Other capital reserves	23,498
Retained earnings	38,395
Voluntary earned surplus	29,094
Unappropriated earned surplus	9,300
Unrealized gain on available-for-sale securities	1
Treasury stock	(27,389)

Total shareholders’ equity	105,512

Total liabilities and shareholders’ equity	¥179,580

Konami Corporation

Interim Statement of Income

Six months ended September 30, 2004	(Millions of yen)
Net revenues	¥58,350

Costs and expenses	57,709
Cost of revenues	46,423
Selling, general and administrative expenses	11,286

Operating income	640

Non-operating income	3,339

Non-operating expenses	295

Ordinary income	3,684

Extraordinary losses	12

Income before income taxes	3,673

Income taxes
Current	672
Deferred	234

Net income	2,766

Unappropriated earned surplus carried forward	6,534

Unappropriated earned surplus	¥9,300

Summary of Significant Accounting Policies

1.	Methods and standards for the valuation of assets

(1) Marketable and investment securities

Securities in subsidiaries and affiliated companies are stated at cost based on the moving average method.

Available-for-sale securities:

With market quotations: stated at the fair market value based on market prices as of the Balance Sheet date for the interim account settlement. (Unrealized gains/losses are directly charged to shareholders’ equity and the cost of securities is calculated using the moving average method.)

Without market quotations: stated at cost based on the moving average method.

(2) Derivatives

Stated at fair value.

(3) Inventories

Finished products and raw materials and supplies are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by specific identification method.

2.	Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

Long-term prepaid expenses are amortized using the straight-line method.

3.	Accounting standards for material reserves

(1) Allowance for bad debts

Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2) Allowance for employees’ retirement benefits (Prepaid pension costs)

Provided in an amount deemed necessary as of the Balance Sheet date for the interim account settlement based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Unrecognized net transition asset or obligation is amortized over 13 years. Unrecognized actuarial net gain/loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(3) Allowance for directors’ and corporate auditors’ retirement benefits

To provide for the payment of special retirement allowances to directors and corporate auditors, the amount is calculated based on the amount to be paid as of the Balance Sheet date for the interim account settlement in line with internal regulations.

(4)	Allowance for loss incurred by subsidiaries

To provide for losses incurred at subsidiaries, the amount is the expected loss amount, calculated based on the basis of the financial condition of each subsidiary.

4.	Translation of foreign-currency denominated assets and liabilities

Foreign-currency denominated monetary claims and obligations are translated into Japanese yen using the foreign exchange rates prevailing on the Balance Sheet date for the interim account settlement and relevant gains/losses are charged to income/expenses.

5.	Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

6.	Other material accounting policies

Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Interim Balance Sheet

1. Consumption tax

Suspense receipts and payments of consumption taxes are offset against each other, and the net amount is posted under “Other” in the current assets.

2. Accumulated depreciation of tangible fixed assets:	¥3,306 million

3. Guarantee obligations

The Company has guaranteed obligations for repayment of borrowings made by affiliated company Konami Software Shanghai, Inc.

¥87 million (US$785 thousand)

Notes to Interim Statement of Income

1. Main components of non-operating income

Interest income:	¥35 million

Dividend income:	¥3,199 million

Foreign exchange gains:	¥57 million

2. Main components of non-operating expenses

Bond interest expense:	¥200 million

3. Main components of extraordinary losses

Loss on sale or disposal of fixed assets:	¥12 million

4. Depreciation and amortization

Tangible fixed assets:	¥464 million

Intangible fixed assets:	¥285 million

Konami Computer Entertainment Studios, Inc.

Interim Balance Sheet

As of September 30, 2004	(Thousands of yen)
ASSETS:
Current assets	¥7,174,969
Cash and cash equivalents	1,989,079
Trade accounts receivable	417,567
Work in process	4,104,693
Advance payments	456,925
Other	206,703

Fixed assets	2,653,667
Tangible fixed assets	353,255
Intangible fixed assets	1,610,173
Investments and other assets	690,238
Lease deposits	582,906
Other	107,332

Total assets	¥9,828,636

LIABILITIES:
Current liabilities	¥4,181,631
Trade notes payable	48,957
Trade accounts payable	130,110
Other accounts payable	397,969
Income taxes payable	264,978
Advance received	3,089,394
Other	250,220

Total liabilities	4,181,631

SHAREHOLDERS’ EQUITY:
Common stock	1,213,050
Capital surplus	1,520,958
Additional paid-in capital	1,520,957
Other capital reserves	1
Retained earnings	3,322,910
Appropriated earned surplus	55,321
Unappropriated earned surplus	3,267,588
Treasury stock	(409,913)

Total shareholders’ equity	5,647,005

Total liabilities and shareholders’ equity	¥9,828,636

Konami Computer Entertainment Studios, Inc.

Interim Statement of Income

Six months ended September 30, 2004	(Thousands of yen)
Net revenues	¥4,292,336

Costs and expenses	3,866,507
Cost of revenues	3,196,349
Selling, general and administrative expenses	670,158

Operating income	425,827

Non-operating income	4,047

Non-operating expenses	1,040

Ordinary income	428,835

Extraordinary losses	2,782

Income before income taxes	426,052
Income taxes
Current	202,683
Deferred	47,614

Net income	175,754

Unappropriated earned surplus carried forward	3,091,833

Unappropriated earned surplus	¥3,267,588

Summary of Significant Accounting Policies

1.	Valuation of inventories

Finished products: stated at cost based on the moving average method.

Work in process: stated at cost based on individual assessments.

2.	Depreciation methods

(1) Tangible fixed assets: depreciated using the declining balance method over the useful lives of 3 to 15 years for buildings and structures and 4 to 15 years for tools and fixtures.

(2) Intangible fixed assets: amortized using the straight-line method for in-house-use software based on an estimated useful life of 5 years. Goodwill is evenly amortized over 5 years and other intangible fixed assets are amortized using the straight-line method.

(3) Long-term prepaid expenses: amortized using the straight-line method.

3.	Accounting standards for material reserves

Allowance for retirement benefits (Prepaid pension costs)

Allowance for retirement benefits are provided in an amount deemed necessary as of the Balance Sheet date for the interim account settlement based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Transition obligations of ¥17,798 thousand are credited to expenses over 13 years on a straight-line basis. Unrecognized actuarial gain/loss shall be amortized over 13 years, which is shorter than the average remaining service period of employees using the straight-line method beginning with the following fiscal year when the actuarial gain/loss is recognized.

4.	Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Other material accounting policies

Consumption tax is excluded from the stated amount of revenue and expenses.

Suspense receipts and payments of consumption taxes are offset against each other, and the net amount is posted under “Other” in the current liabilities.

Note to Interim Balance Sheet

Accumulated depreciation of tangible fixed assets:	¥744,924 thousand

Notes to Interim Statement of Income

1. Main components of non-operating expenses

Interest expense:	¥385 thousand
Commissions paid:	¥655 thousand

2. Main components of extraordinary losses

Loss on disposal of buildings and structures:	¥2,295 thousand
Loss on sale or disposal of tools and fixtures:	¥413 thousand

3. Depreciation and amortization

Tangible fixed assets:	¥53,462 thousand
Intangible fixed assets:	¥241,395 thousand

Konami Computer Entertainment Tokyo, Inc.

Interim Balance Sheet

As of September 30, 2004	(Thousands of yen)
ASSETS:
Current assets	¥16,058,460
Cash and cash equivalents	11,129,229
Trade accounts receivable	888,539
Inventories	2,592,834
Deferred tax assets	1,273,368
Other	174,488

Fixed assets	691,125
Tangible fixed assets	259,943
Intangible fixed assets	69,767
Investments and other assets	361,414
Lease deposits	306,133
Other	55,280

Total assets	¥16,749,586

LIABILITIES:
Current liabilities	¥4,247,635
Trade accounts payable	233,282
Other accounts payable	919,060
Income taxes payable	1,635,830
Advance received	1,074,461
Other	385,000

Total liabilities	4,247,635

SHAREHOLDERS’ EQUITY:
Common stock	2,323,100
Capital surplus	4,204,140
Additional paid-in capital	4,204,095
Other capital reserves	45
Retained earnings	6,983,858
Appropriated earned surplus	40,448
Unappropriated earned surplus	6,943,410
Treasury stock	(1,009,148)

Total shareholders’ equity	12,501,950

Total liabilities and shareholders’ equity	¥16,749,586

Konami Computer Entertainment Tokyo, Inc.

Interim Statement of Income

Six months ended September 30, 2004	(Thousands of yen)
Net revenues	¥8,684,992

Costs and expenses	5,224,842
Cost of revenues	4,818,614
Selling, general and administrative expenses	406,227

Operating income	3,460,149

Non-operating income	8,726

Non-operating expenses	2,350

Ordinary income	3,466,526

Extraordinary losses	11,087

Income before income taxes	3,455,438
Income taxes
Current	1,591,649
Deferred	(179,530)

Net income	2,043,319

Unappropriated earned surplus carried forward	4,900,091

Unappropriated earned surplus	¥6,943,410

Summary of Significant Accounting Policies

1.	Valuation of inventories

Finished products: stated at cost based on the moving average method.

Work in process: stated at cost based on individual assessments.

2. Depreciation methods

(1) Tangible fixed assets: depreciated using the declining balance method over the useful lives of 3 to 15 years for buildings and structures and 2 to 20 years for tools and fixtures.

(2) Intangible fixed assets: amortized using the straight-line method for in-house-use software and intellectual property rights based on an estimated useful life of 5 years.

3. Accounting standards for material reserves

Allowance for retirement benefits (Prepaid pension costs)

Allowance for retirement benefits are provided in an amount deemed necessary as of the Balance Sheet date for the interim account settlement based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Transition obligations of ¥32,907 thousand are credited to expenses over 13 years on a straight-line basis. Unrecognized actuarial gain/loss shall be amortized over 13 years, which is shorter than the average remaining service period of employees using the straight-line method beginning with the following fiscal year when the actuarial gain/loss is recognized.

4. Translation of foreign-currency denominated assets and liabilities

Money claims and obligations denominated in foreign currencies are translated into Japanese yen using exchange rates prevailing on the Balance Sheet date for the interim account settlement. Gains/losses on translation are credited/charged to expenses.

5. Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

6. Other material accounting policies

Consumption tax is excluded from the stated amount of revenue and expenses.

Suspense receipts and payments of consumption taxes are offset against each other, and the net amount is posted under “Other” in the current liabilities.

Note to Interim Balance Sheet

Accumulated depreciation of tangible fixed assets:	¥630,034 thousand

Notes to Interim Statement of Income

1. Main component of extraordinary losses

Loss on sale or disposal of tools and fixtures:	¥11,087 thousand

2. Depreciation and amortization

Tangible fixed assets:	¥44,138 thousand
Intangible fixed assets:	¥25,856 thousand

Konami Computer Entertainment Japan, Inc.

Interim Balance Sheet

As of September 30, 2004	(Thousands of yen)
ASSETS:
Current assets	¥13,035,016
Cash and cash equivalents	8,617,547
Trade accounts receivable	709,158
Work in process	2,805,271
Deferred tax assets	685,877
Other	217,160

Fixed assets	1,088,639
Tangible fixed assets	413,421
Intangible fixed assets	122,277
Investments and other assets	552,940
Lease deposits	407,951
Other	144,989

Total assets	¥14,123,655

LIABILITIES:
Current liabilities	¥895,321
Trade accounts payable	153,054
Other accounts payable	138,134
Income taxes payable	48,334
Other	555,798

Total liabilities	895,321

SHAREHOLDERS’ EQUITY:
Common stock	3,366,528
Capital surplus	4,257,226
Additional paid-in capital	4,257,203
Other capital reserves	22
Retained earnings	6,476,260
Appropriated earned surplus	81,204
Unappropriated earned surplus	6,395,056
Treasury stock	(871,680)

Total shareholders’ equity	13,228,334

Total liabilities and shareholders’ equity	¥14,123,655

Konami Computer Entertainment Japan, Inc.

Interim Statement of Income

Six months ended September 30, 2004	(Thousands of yen)
Net revenues	¥2,068,560

Costs and expenses	1,632,705
Cost of revenues	1,098,624
Selling, general and administrative expenses	534,080

Operating income	435,854

Non-operating income	2,895

Non-operating expenses	1,415

Ordinary income	437,335

Extraordinary losses	5,688

Income before income taxes
Income taxes	431,646
Current	1,900
Deferred	191,796

Net income	237,950

Unappropriated earned surplus carried forward	6,157,105

Unappropriated earned surplus	¥6,395,056

Summary of Significant Accounting Policies

1. Valuation of inventories

Finished products: stated at cost based on the moving average method.

Work in process: stated at cost based on individual assessments.

2. Depreciation methods

(1) Tangible fixed assets: depreciated using the declining balance method over the useful lives of 3 to 15 years for buildings and structures and 4 to 8 years for tools and fixtures.

(2) Intangible fixed assets: amortized using the straight-line method. In particular, in-house-use software and intellectual property rights are amortized using the straight-line method based on an estimated useful life of 5 years.

3. Accounting standards for material reserves

Allowance for retirement benefits (Prepaid pension costs)

Allowance for retirement benefits are provided in an amount deemed necessary as of the Balance Sheet date for the interim account settlement, based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Transition obligations are credited to expenses over 13 years on a straight-line basis. Unrecognized actuarial gain/loss shall be amortized over 13 years, which is shorter than the average remaining service period of employees using the straight-line method beginning with the following fiscal year when the actuarial gain/loss is recognized.

4. Translation of foreign-currency denominated assets and liabilities

Monetary claims and obligations denominated in foreign currencies are translated into Japanese yen using exchange rates prevailing on the Balance Sheet date for the interim account settlement. Gains/losses on translation are credited/ charged to expenses.

5. Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

6. Other material accounting policies

Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Interim Balance Sheet

1. Accumulated depreciation of tangible fixed assets:	¥779,631 thousand

2. Accounting for consumption tax

Suspense receipts and payments of consumption taxes are offset against each other, and the net amount is included in “Other” under current assets, due to the amount being immaterial.

Notes to Interim Statement of Income

1. Main component of non-operating income

Interest income:	¥46 thousand

2. Main component of non-operating expenses

Commissions paid:	¥1,415 thousand

3. Main component of extraordinary losses

Loss on sale or disposal of tools and fixtures:	¥5,688 thousand

4. Seasonal fluctuation in sales

In the consumer software industry, which is the Company’s principal business field, consumer demand tends to concentrate on the Christmas-New Year holiday season. Accordingly, the breakdown of our revenue from operations is usually not proportional with a much larger share for the 2nd half period.

5. Depreciation and amortization

Tangible fixed assets:	¥71,330 thousand
Intangible fixed assets:	¥82,471 thousand

Konami Corporation

Balance Sheet

As of March 31, 2004	(Millions of yen)
ASSETS:
Current assets	¥81,362
Cash and cash equivalents	40,216
Trade accounts receivable	12,673
Finished products	4,287
Raw materials and supplies	1,076
Work in process	2,597
Advance payments	4,753
Prepaid expenses	1,051
Deferred tax assets	8,143
Short-term loans to subsidiaries	4,170
Other accounts receivable	1,799
Other	733
Allowance for bad debts	(139)

Fixed assets	101,669
Tangible fixed assets	2,087
Buildings improvement	358
Structures	2
Machinery	0
Transportation equipment	5
Tools and fixtures	1,721
Intangible fixed assets	3,112
In-house software	1,411
In-house software development in progress	1,670
Other	30
Investments and other assets	96,469
Investment securities	348
Investments in subsidiaries and affiliates	88,369
Long-term loans to subsidiaries	3,098
Receivables from customers in bankruptcy proceedings	82
Long-term prepaid expenses	76
Deferred tax assets	1,854
Lease deposits	2,734
Other	11
Allowance for bad debts	(106)

Total assets	¥183,031

LIABILITIES:
Current liabilities	¥22,306
Trade notes payable	6,310
Trade accounts payable	7,829
Current portion of long-term debt	912
Other accounts payable	3,876
Accrued expenses	3,045
Income taxes payable	190
Short-term deposits received	84
Other	57

Long-term liabilities	52,709
Straight bonds	45,000
Long-term debt	4,884
Allowance for directors’ and corporate auditors’ retirement benefits	1,354
Allowance for loss incurred by subsidiaries	1,430
Long-term deposits received	41

Total liabilities	75,015

SHAREHOLDERS’ EQUITY:
Common stock	47,398

Capital surplus	47,106
Additional paid-in capital	23,608
Other capital reserves	23,498
Gain on reduction of capital or capital reserves	23,498

Retained earnings	39,176
Appropriated earned surplus	24,301
Reserve for advanced depreciation	206
General reserve	24,094
Voluntary earned surplus	14,875

Treasury stock	(25,665)

Total shareholders’ equity	108,016

Total liabilities and shareholders’ equity	¥183,031

Konami Corporation

Statement of Income

Year ended March 31, 2004	(Millions of yen)
Net revenues	¥146,654

Costs and expenses	133,350
Cost of revenues	111,073
Selling, general and administrative expenses	22,277

Operating income	13,303

Non-operating income	4,227
Interest and dividend income	3,891
Foreign exchange gains	23
Other	313

Non-operating expenses	620
Interest expense	93
Bond interest expense	400
Other	125

Ordinary income	16,910

Extraordinary income	1,468
Gain on sale of investment securities	1,300
Gain on reversal of allowance for bad debts	168

Extraordinary losses	2,383
Loss on sale or disposal of fixed assets	2,212
Valuation loss of investment securities	49
Loss on liquidation of investments in subsidiary	121

Income before income taxes	15,996
Income taxes
Current	711
Deferred	4,903

Net income	10,381

Unappropriated earned surplus carried forward	5,583
Transfer from legal reserve	2,163
Interim cash dividends	3,253

Unappropriated earned surplus	¥14,875

Summary of Significant Accounting Policies

1.	Methods and standards for the valuation of assets

(1) Marketable and investment securities

Securities in subsidiaries and affiliated companies are stated at cost based on the moving average method. Other investment securities—unquoted securities are stated at cost based on the moving average method.

(2) Derivatives

Stated at fair value.

(3) Inventories

Finished products and raw materials and supplies are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

2. Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3. Accounting standards for material reserves

(1) Allowance for bad debts

Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2) Allowance for employees’ retirement benefits (Prepaid pension costs)

Provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Unrecognized net transition asset or obligation is amortized over 13 years. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(3) Allowance for directors’ and corporate auditors’ retirement benefits

Reserved as per Article 43, of the Commercial Code to provide for the payment of special retirement allowances to directors and corporate auditors. The amount is calculated based on the amount to be paid at the end of the term as per internal regulations.

(4) Allowance for loss incurred by subsidiaries

Reserved as per Article 43, of the Commercial Code to provide for losses incurred at subsidiaries. The amount is the expected loss amount, calculated based on the financial condition of each subsidiary.

4.	Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6.	Others

The presentation of financial statements has been changed from the year ended March 2004 in line with amendments to regulations governing the Commercial Code (Ministerial Ordinance No. 23, Ministry of Justice; March 30, 2004). These changes refer to the application of rules governing exemptions for affiliates under Article 48, Section 1 of the Commercial Code to the presentation of certain parts of the financial statements, based on the provisions of Article 197, Section 1 of the Commercial Code.

Changes in Method of Presentation

(Balance Sheet)

(1) From the year ended March 31, 2004, amounts previously listed within current assets under “advances” (totaling ¥469 million as of March 31, 2004) have been included within current assets under “other.”

(2) From the year ended March 31, 2004, amounts of “Structures” previously included as “Buildings and structures” (totalling ¥265 million as of March 31, 2003) have been listed separately as “Structures.”

Additional Information

Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation becomes effective from the fiscal year commencing on or after April 1, 2004, which lowered the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation.

This change has no material effect on our financial statements.

Notes to Balance Sheet

1. Monetary assets and liabilities in relation to subsidiaries and affiliated companies

Short-term assets:	¥22,872 million
Short-term liabilities:	¥4,137 million
Long-term assets:	¥4,365 million
Long-term liabilities:	¥39 million

2. Accumulated depreciation of tangible fixed assets	¥3,017 million

3. Major leased assets

In addition to tangible fixed assets shown on the balance sheet, computers used for R&D and production, and some office equipment are leased.

4. Guarantees	¥57 million

5. Number of outstanding shares and treasury stock

Total shares outstanding at end of term:	128,737,566 shares
Number of own shares held at end of term:	8,254,314 shares

Notes to Statement of Income

1. Transactions with subsidiaries and affiliated companies

Revenues:	¥143,966 million
Purchases:	¥41,436 million
Selling, general and administrative expenses:	¥4,012 million
Non-operating transactions:	¥10,107 million

2. Net income per share:	¥83.71

Konami Computer Entertainment Studios, Inc.

Balance Sheet

As of March 31, 2004	(Thousands of yen)
ASSETS:
Current assets	¥7,041,100
Cash and cash equivalents	2,289,091
Trade accounts receivable	623,291
Work in process	3,352,073
Advance payments	494,508
Prepaid expenses	66,293
Deferred tax assets	129,386
Other	86,454

Fixed assets	2,863,065
Tangible fixed assets	387,585
Buildings and structures	123,538
Tools and fixtures	264,047
Intangible fixed assets	1,789,272
Goodwill	1,583,573
In-house software	201,324
Telephone subscription rights	2,124
Other	2,249
Investments and other assets	686,206
Long-term prepaid expenses	13,337
Deferred tax assets	90,131
Lease deposits	582,737

Total assets	¥9,904,165

LIABILITIES:
Current liabilities	¥4,121,436
Trade notes payable	45,006
Trade accounts payable	214,155
Other accounts payable	272,901
Accrued expenses	360,101
Income taxes payable	323,615
Advance received	2,885,845
Other	19,809

Total liabilities	4,121,436

SHAREHOLDERS’ EQUITY:
Common stock	1,213,050

Capital surplus	1,520,957
Additional paid-in capital	1,520,957

Retained earnings	3,387,707
Appropriated earned surplus	55,321
Unappropriated earned surplus	3,332,385

Treasury stock	(338,986)

Total shareholders’ equity	5,782,728

Total liabilities and shareholders’ equity	¥9,904,165

Konami Computer Entertainment Studios, Inc.

Statement of Income

Year ended March 31, 2004	(Thousands of yen)
Net revenues	¥9,549,907

Costs and expenses	8,612,409
Cost of revenues	7,300,233
Selling, general and administrative expenses	1,312,176

Operating income	937,497

Non-operating income	8,133
Interest income	3
Other	8,130

Non-operating expenses	4,059
Interest expense	2,517
Commissions paid	1,542

Ordinary income	941,571

Extraordinary losses	17,026
Loss on disposal of fixed assets	17,026

Income before income taxes	924,545
Income taxes
Current	495,983
Deferred	(19,591)

Net income	448,153

Unappropriated earned surplus carried forward	2,884,232

Unappropriated earned surplus	¥3,332,385

Summary of Significant Accounting Policies

1.	Valuation of inventories

Finished products: stated at cost based on the moving average method.

Work in process: stated at cost based on individual assessments.

2.	Depreciation methods

(1) Tangible fixed assets: depreciated using the declining balance method over the useful lives of 3 to 15 years for buildings and structures and 4 to 15 years for tools and fixtures.

(2) Intangible fixed assets: amortized using the straight-line method for in-house-use software and intellectual property rights based on an estimated useful life of 5 years. Goodwill is evenly amortized over 5 years and other intangible fixed assets are amortized using the straight-line method.

(3) Long-term prepaid expenses: amortized using the straight-line method.

3.	Accounting standards for material reserves

Allowance for employees’ retirement benefits (Prepaid pension costs)

Provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end.

Transition obligations of ¥17,798 thousand are credited to expenses over 13 years on a straight-line basis.

Unrecognized actuarial gain/loss shall be amortized over 13 years, which is shorter than the average remaining service period of employees using the straight-line method beginning with the following fiscal year when the actuarial gain/loss is recognized.

4.	Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6.	Others

The presentation of financial statements has been changed with effect from the year ended March 31, 2004 in line with amendments to regulations governing the Commercial Code (Ministerial Ordinance No. 23, Ministry of Justice; March 30, 2004).

Notes to Balance Sheet

1. Amounts less than ¥1,000 are omitted.

2. Short-term monetary claims on and obligations to the shareholder holding the majority voting rights

Short-term monetary claims:	¥507,711 thousand
Short-term monetary obligations:	¥3,037,880 thousand

3. Accumulated depreciation of tangible fixed assets:	¥702,181 thousand

4. Major leased assets

In addition to tangible fixed assets shown on the balance sheet, computers used for production of contents are leased.

Notes to Statement of Income

1. Amounts less than ¥1,000 are omitted.

2. Transactions with the shareholder holding the majority voting rights

Operating transactions:
Operating revenues:	¥8,550,941 thousand
Operating expenses:	¥273,446 thousand
Non-operating transactions:	¥127,428 thousand

3. Net income per share:	¥30.02

Tax-effect Accounting

1.	Breakdown of deferred tax assets and liabilities

(Thousands of yen)
CURRENT:
Deferred tax assets
Other accounts payable	¥3,614
Accrued enterprise tax	28,552
Accrued expenses	109,888

Total	142,055

Deferred tax liabilities
Prepaid pension cost	12,668

Total	12,668

Net deferred tax assets	¥129,386

NON-CURRENT:
Deferred tax assets
Tools and fixtures	¥677
Intellectual property rights	87,829
Other	1,625

Total	¥90,131

2.	Breakdown of difference between the normal statutory tax rate and the effective tax rate

Statutory tax rate (Reconciliation)	42.0%
Amortization of goodwill not recognized as expenses for taxation purposes	18.0
Tax loss carryforwards due to merger	(10.2)
Other	1.7

Effective tax rate under tax-effect accounting	51.5%

3.	Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation becomes effective from the fiscal year commencing on or after April 1, 2004, which lowered the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation.

This change has no material effect on our financial statements.

Retirement and Pension Plans

1.	Outline of our retirement benefit plan

The Company has established a qualified retirement pension plan as well as a welfare pension plan under the defined benefit pension plan.

2.	Breakdown of retirement benefit obligation (as of March 31, 2004)

(Thousands of yen)
Projected benefit obligation	¥(270,167)
Fair value of plan assets	339,345
Prepaid pension cost	(31,126)

Net pension assets	38,052

(Breakdown of net pension assets)
Unappropriated transitional gain	12,322
Unrecognized actuarial gain	25,730

Total	¥38,052

(Note)	The Company is a member of an industry-wide welfare pension fund, under which member companies are allowed to carry out exceptional treatment for retirement benefit obligations in line with Article 33 of the relevant guideline on accounting. As of March 31, 2004, the balance of the pension assets of the fund attributable to the Company in proportion to the number of eligible employees is ¥543,696 thousand, which is not included in the net pension assets above. The Company had contributed to the fund in the amount of ¥53,063 thousand as of that date (excluding the portion contributed by employees).

3.	Periodic benefit costs for the term ended March 31, 2004

(Thousands of yen)
Service cost	¥24,832
Interest cost	2,543
Expected return on plan assets	(5,652)
Recognition of transitional gain	(1,369)
Recognized actuarial gain	(251)

Net periodic benefit costs	¥20,102

4.	Assumptions used for calculation of retirement benefit obligation

Discount rate:	1.4%

Expected rate of return on plan assets:	2.0%

Method utilized for periodic allocation of estimated retirement benefits: fixed amount allocation

Amortization period of transitional obligation:	13 years

Recognition period of actuarial gain/loss:	13 years

(The gain will be recognized and the loss will be amortized over a period that is shorter than the remaining averaged service period of the employees, using the fixed amount method beginning with the term following that when the loss in question is recognized.)

Konami Computer Entertainment Tokyo, Inc.

Balance Sheet

As of March 31, 2004	(Thousands of yen)
ASSETS:
Current assets	¥13,682,818
Cash and cash equivalents	9,634,873
Trade accounts receivable	136,675
Work in process	2,631,245
Prepaid expenses	70,369
Deferred tax assets	1,099,255
Other	110,399

Fixed assets	763,570
Tangible fixed assets	307,779
Buildings and structures	101,626
Tools and fixtures	206,152
Intangible fixed assets	94,661
In-house software	72,047
Telephone subscription rights	1,031
Intellectual property rights	21,582
Investments and other assets	361,129
Deferred tax assets	49,862
Lease deposits	311,266

Total assets	¥14,446,389

LIABILITIES:
Current liabilities	¥2,333,276
Trade notes payable	18,901
Trade accounts payable	209,608
Other accounts payable	565,109
Accrued expenses	275,885
Income taxes payable	914,201
Consumption tax payable	150,312
Advance received	186,480
Short-term deposits received	12,777

Total liabilities	2,333,276

SHAREHOLDERS’ EQUITY:
Common stock	2,323,100
Capital surplus	4,204,095
Additional paid-in capital	4,204,095
Retained earnings	6,297,860
Appropriated earned surplus	40,448
Unappropriated earned surplus	6,257,412
Treasury stock	(711,942)

Total shareholders’ equity	12,113,112

Total liabilities and shareholders’ equity	¥14,446,389

Konami Computer Entertainment Tokyo, Inc.

Statement of Income

Year ended March 31, 2004	(Thousands of yen)
Net revenues	¥12,917,880

Costs and expenses	8,391,144
Cost of revenues	7,693,133
Selling, general and administrative expenses	698,010

Operating income	4,526,736

Non-operating income	46,209
Interest income	63
Foreign exchange gains	39,244
Commissions received	895
Other	6,005

Non-operating expenses	3,337
Commissions paid	3,337

Ordinary income	4,569,607

Extraordinary losses	4,554
Loss on disposal of fixed assets	4,554

Income before income taxes	4,565,053
Income taxes
Current	2,022,795
Deferred	(81,360)

Net income	2,623,619

Unappropriated earned surplus carried forward	3,633,793

Unappropriated earned surplus	¥6,257,412

Summary of Significant Accounting Policies

1.	Valuation of inventories

Finished products: stated at cost based on the moving average method.

Work in process: stated at cost based on individual assessments.

2.	Depreciation methods

(1) Tangible fixed assets: depreciated using the declining balance method over the useful lives of 3 to 15 years for buildings and structures and 2 to 20 years for tools and fixtures.

(2) Intangible fixed assets: amortized using the straight-line method for in-house-use software and intellectual property rights based on an estimated useful life of 5 years.

3.	Accounting standards for material reserves

Allowance for employees’ retirement benefits (Prepaid pension costs)

Provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end.

Transition obligations of ¥32,907 thousand are credited to expenses over 13 years on a straight-line basis.

Unrecognized actuarial gain/loss shall be amortized over 13 years, which is shorter than the average remaining service period of employees using the straight-line method beginning with the following fiscal year when the actuarial gain/loss is recognized.

4.	Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6.	Others

The presentation of financial statements has been changed with effect from the year ended March 31, 2004 in line with amendments to regulations governing the Commercial Code (Ministerial Ordinance No. 23, Ministry of Justice; March 30, 2004).

Notes to Balance Sheet

1. Short-term monetary claims on and obligations to the shareholder holding the majority voting rights

Short-term monetary claims:	¥128,755 thousand
Short-term monetary obligations:	¥342,991 thousand

2. Accumulated depreciation of tangible fixed assets:	¥630,591 thousand

Notes to Statement of Income

1. Transactions with the shareholder holding the majority voting rights

Operating revenues:	¥12,893,556 thousand
Operating expenses:	¥514,735 thousand
Non-operating transactions:	¥63,000 thousand

2. Net income per share:	¥180.34

Tax-effect Accounting

1.	Breakdown of deferred tax assets and liabilities

(Thousands of yen)
CURRENT:
Deferred tax assets
Inventories	¥897,059
Accrued expenses	85,866
Accrued enterprise tax	81,212
Other	47,040

Total	1,111,178

Deferred tax liabilities
Retirement benefit costs	11,922

Total	11,922

Net deferred assets	¥1,099,255

NONCURRENT:
Deferred tax assets
Intangible assets	¥39,906
Assets subject to lump-sum amortization	7,843
Other	2,112

Total	¥49,862

2.	Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation becomes effective from the fiscal year commencing on or after April 1, 2004, which lowered the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation.

This change has no material effect on our financial statements.

Retirement and Pension Plans

1.	Outline of our retirement benefit plan

The Company, jointly with its parent company and companies belonging to the Konami Group, has established a qualified retirement pension plan as well as a welfare pension plan under the defined benefit pension plan.

2.	Breakdown of retirement benefit obligation

(Thousands of yen)
a. Projected benefit obligation	¥(258,180)
b. Fair value of plan assets (note)	324,288

c. Unfunded benefit obligations (a + b)	66,108
d. Unrecognized transitional loss	(22,782)
e. Unrecognized actuarial loss	(14,031)
f. Unrecognized prior service obligations (reduction in obligations)	nil

g. Balance-sheet amount (c + d + e + f)	29,294
h. Prepaid pension cost	29,294

i. Net pension assets (g - h)	nil

(Note)	The Company is a member of an industry-wide welfare pension fund, under which member companies are allowed to carry out exceptional treatment for retirement benefit obligations in line with Article 33 of the relevant guideline on accounting. As of March 31, 2004, the balance of the pension assets of the fund attributable to the Company in proportion to the number of eligible employees is ¥404,934 thousand, which is not included in the net pension assets above. The Company had contributed to the fund in the amount of ¥41,745 thousand as of that date (excluding the portion contributed by employees).

3.	Periodic benefit costs for the term ended March 31, 2004

(Thousands of yen)
Service cost	¥21,892
Interest cost	2,242
Expected return on plan assets	(4,983)
Recognized transitional gain	(2,531)
Amortization of actuarial loss	1,069

Net periodic benefit costs	¥17,689

4.	Assumptions used for calculation of retirement benefit obligation

Method utilized for periodic allocation of estimated retirement benefits: fixed amount allocation

Discount rate:	1.4%

Expected rate of return on plan assets:	2.0%

Recognition period of actuarial gain/loss:	13 years

(The gain will be recognized and the loss will be amortized over a period that is shorter than the remaining averaged service period of the employees, using the fixed amount method beginning with the term following that when the loss in question is recognized.)

Recognition period for transitional gain:	13 years

Konami Computer Entertainment Japan, Inc.

Balance Sheet

As of March 31, 2004	(Thousands of yen)
ASSETS:
Current assets	¥14,567,074
Cash and cash equivalents	10,990,058
Trade accounts receivable	816,601
Work in process	1,747,113
Advance payments	16,957
Prepaid expenses	61,423
Deferred tax assets	894,433
Other	40,487

Fixed assets	1,210,724
Tangible fixed assets	476,143
Buildings and structures	111,193
Tools and fixtures	364,949
Intangible fixed assets	198,401
In-house software	50,310
Telephone subscription rights	1,198
Intellectual property rights	146,892
Investments and other assets	536,180
Deferred tax assets	128,229
Lease deposits	407,951

Total assets	¥15,777,799

LIABILITIES:
Current liabilities	¥1,829,918
Trade accounts payable	306,440
Other accounts payable	201,779
Accrued expenses	258,919
Income taxes payable	720,241
Consumption tax payable	11,186
Advance received	310,838
Other	20,512

Total liabilities	1,829,918

SHAREHOLDERS’ EQUITY:
Common stock	3,366,528
Capital surplus	4,257,203
Additional paid-in capital	4,257,203
Retained earnings	6,989,189
Appropriated earned surplus	81,204
Unappropriated earned surplus	6,907,985
Treasury stock	(665,039)

Total shareholders’ equity	13,947,881

Total liabilities and shareholders’ equity	¥15,777,799

Konami Computer Entertainment Japan, Inc.

Statement of Income

Year ended March 31, 2004	(Thousands of yen)
Net revenues	¥8,581,197

Costs and expenses	6,014,387
Cost of revenues	4,762,147
Selling, general and administrative expenses	1,252,240

Operating income	2,566,809

Non-operating income	1,737
Interest income	88
Other	1,648

Non-operating expenses	2,183
Commissions paid	1,558
Other	624

Ordinary income	2,566,363

Extraordinary losses	31,507
Loss on sale or disposal of fixed assets	6,617
Expenses for relocation of office	24,889

Income before income taxes	2,534,855
Income taxes
Current	971,825
Deferred	109,423

Net income	1,453,606

Unappropriated earned surplus carried forward	5,454,390
Loss on disposal of treasury stock	(11)

Unappropriated earned surplus	¥6,907,985

Summary of Significant Accounting Policies

1.	Valuation of inventories

Finished products: stated at cost based on the moving average method.

Work in process: stated at cost based on individual assessments.

2.	Depreciation methods

(1) Tangible fixed assets: depreciated using the declining balance method over the useful lives of 3 to 15 years for buildings and structures and 4 to 8 years for tools and fixtures.

During the reporting term, the Company amalgamated its two offices to establish a new one at Roppongi, Tokyo. Accordingly, the Company posted depreciation expenses for disposed facilities attached to buildings in a proportional amount to the period until the move, based on the estimated useful lives of the facilities as of the previous term-end.

(2) Intangible fixed assets: amortized using the straight-line method for in-house-use software and intellectual property rights based on an estimated useful life of 5 years.

3.	Accounting standards for material reserves

Allowance for employees’ retirement benefits (Prepaid pension costs)

Liabilities for retirement benefits are provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Transition obligations of ¥18,212 thousand are credited to expenses over 13 years on a straight-line basis. Unrecognized actuarial gain/loss shall be amortized over 13 years, which is shorter than the average remaining service period of employees using the straight-line method beginning with the following fiscal year when the actuarial gain/loss is recognized.

4.	Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6.	Others

The presentation of financial statements has been changed with effect from the year ended March 31, 2004 in line with amendments to regulations governing the Commercial Code (Ministerial Ordinance No. 23, Ministry of Justice; March 30, 2004).

Notes to Balance Sheet

1. Short-term monetary claims on and obligations to the shareholder holding the majority voting rights

Short-term monetary claims:	¥817,978 thousand
Short-term monetary obligations:	¥436,063 thousand

2. Accumulated depreciation of tangible fixed assets:	¥747,312 thousand

3. Major leased assets

In addition to tangible fixed assets shown on the balance sheet, computers used for production of contents as well as office equipment are leased.

4. Number of the Company’s ordinary shares issued and held in treasury

Ordinary shares issued:	14,424,000 shares
Ordinary shares held in treasury:	404,590 shares

Notes to Statement of Income

1. Transactions with the shareholder holding the majority voting rights

Operating revenues:	¥8,551,752 thousand
Operating expenses:	¥233,433 thousand
Non-operating transactions:	¥65,614 thousand

2. Net income per share:	¥101.43

Tax-effect Accounting

1.	Breakdown of deferred tax assets and liabilities

(Thousands of yen)
CURRENT:
Deferred tax assets
Denial on accrued enterprise tax	¥66,342
Denial on accrued expenses	82,227
Denial on valuation of loss on work in process	10,175
Loss resulting from amortization of software exceeding maximum amount	739,149
Other	2,161

Total	900,054

Deferred tax liabilities
Provision for retirement benefit costs	(5,622)

Total	(5,622)

Net deferred tax assets	¥894,433

NON-CURRENT:
Deferred tax assets
Losses resulting from amortization of assets in lump-sum exceeding maximum amount	¥10,400
Losses resulting from amortization of intellectual property rights exceeding maximum amount	117,828

Total	¥128,229

2.	The effective tax rate

Description of difference between the statutory tax rate and the effective tax rate is omitted as the difference is smaller than one-fifth of the statutory tax rate.

3.	Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation becomes effective from the fiscal year commencing on or after April 1, 2004, which lowered the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation.

This change has no material effect on our financial statements.

Retirement and Pension Plans

1.	Outline of our retirement benefit plan

The Company, jointly with its parent company and companies belonging to the Konami group, has established a qualified retirement pension plan as well as a welfare pension plan under the defined benefit pension plan.

2.	Breakdown of retirement benefit obligation

(Thousands of yen)
a. Projected benefit obligation	¥(132,306)
b. Fair value of plan assets (note)	166,183

c. Unfunded benefit obligations (a + b)	33,877
d. Unrecognized transitional obligations	(12,609)
e. Unrecognized actuarial loss	(7,455)

f. Prepaid pension cost (c + d + e)	¥13,814

(Note)	The Company is a member of an industry-wide welfare pension fund, under which member companies are allowed to carry out exceptional treatment for retirement benefit obligations in line with Article 33 of the relevant guideline on accounting. As of March 31, 2004, the balance of the pension assets of the fund attributable to the Company in proportion to the number of eligible employees is ¥348,167 thousand, which is not included in the net pension assets above. The Company had contributed to the fund in the amount of ¥31,479 thousand as of that date (excluding the portion contributed by employees).

3.	Periodic benefit costs for the term ended March 31, 2004

(Thousands of yen)
Service cost	¥10,177
Interest cost	1,042
Expected return on plan assets	(2,317)
Recognition of transitional gain	(1,400)
Amortization of actuarial loss	600

Net periodic benefit costs	¥8,101

4.	Assumptions used for calculation of retirement benefit obligation

Discount rate:	1.4%

Expected rate of return on plan assets:	2.0%

Method utilized for periodic allocation of estimated retirement benefits: fixed amount allocation

Amortization period of actuarial loss:	13 years

(The gain will be recognized and the loss will be amortized over a period that is shorter than the remaining averaged service period of the employees, using the fixed amount method beginning with the term following that when the loss in question is recognized.)

Recognition period for transitional gain:	13 years